CONTACT:

Ronald W. Hasek
(412) 456-4459

                                                      FOR IMMEDIATE RELEASE

   PITTSBURGH, PA  October 22, 2003. . . . . As previously announced, Ampco-
Pittsburgh Corporation sold its New Castle Industries group of companies which constituted its small Plastics Processing Machinery segment in August 2003. Proceeds approximated $16,000,000 resulting in a loss on disposition of $4,600,000. The transaction is recorded as a discontinued operation and results for this segment for the current and prior year periods have been reclassified. Excluding the divestiture, the Corporation had sales of $43,358,000 and $132,384,000 for the three and nine months ended September 30, 2003, respectively, against sales of $47,854,000 and $147,399,000 for the same periods of the prior year. Net losses of ($4,081,000) or ($0.42) per share and ($3,493,000) or ($0.36) per share were incurred for the three and nine months ended September 30, 2003, respectively, in comparison to net income of $1,267,000 or $0.13 per share and $1,692,000 or $0.18 per share for the three and nine months ended September 30, 2002.  The net
(loss) income amounts presented above include after-tax losses from discontinued operations, including the loss on disposition, of ($4,982,000) or ($0.51) per share and ($5,122,000) or ($0.53) per share for the three and nine months ended September 30 2003, respectively, and ($598,000) or ($0.06) per share and ($898,000) or ($0.09) per share for the same periods of the prior year. In addition, net income for the nine months ended September 30, 2002 includes an after-tax charge of ($2,894,000) or ($0.30) per share for the write off of goodwill.

  Income from operations approximated $1,507,000 and $3,704,000 for the three and nine months ended September 30, 2003, respectively, against $3,601,000 and $9,778,000 for the comparable prior year periods. During the three and nine months of 2003, the Corporation incurred pre-tax legal costs of approximately $340,000 and $1,610,000, respectively, for case management and insurance recovery lawsuits filed in connection with asbestos-containing products manufactured decades ago.

   Sales and earnings for the Forged and Cast Rolls segment, although not as strong as in the second quarter, improved when compared to the third quarter of the prior year. The order book continues to strengthen in both the U.S. and England; however, pricing and margins show no improvement. The financial weakness of the domestic steel industry continues to be of concern.

   The Air and Liquid Processing segment again suffered further reduction in sales and earnings with sales down 29% and 27% in the quarter and year to date as compared to the prior year. Income from operations was more severely impacted, falling to approximately one-third of the prior year quarter and year-to-date earnings as spending in the industrial, construction, and power generation markets continued to stagnate. The segment was also impacted by the majority of the asbestos-related litigation expense mentioned above.

   Until there is a significant upturn in the manufacturing sector of the economy, results of the Corporation are not expected to improve. However, the recent divestiture has added further financial strength to the Corporation's balance sheet and efforts are continuing to find suitable acquisitions.



                                   # # #




                       AMPCO-PITTSBURGH CORPORATION
                             FINANCIAL SUMMARY



                          Three Months Ended Sept 30, Nine Months Ended Sept 30,
                               2003        2002          2003       2002


Sales                       $43,358,000  $47,854,000 $132,384,000  $147,399,000


Income from operations        1,507,000    3,601,000    3,704,000     9,778,000
Other expense - net            (117,000)    (194,000)    (517,000)     (123,000)

Income before income taxes    1,390,000    3,407,000    3,187,000     9,655,000
Income tax provision            489,000    1,542,000    1,558,000     4,171,000

Net income from continuing
 operations                     901,000    1,865,000    1,629,000     5,484,000

Discontinued operations:
 Net loss from operations,
  including loss on disposal
  of $4,600,000 in 2003      (5,166,000)    (900,000)  (5,356,000)   (1,324,000)
 Income tax benefit             184,000      302,000      234,000       426,000

(4,982,000)                    (598,000)  (5,122,000)    (898,000)
Net (loss) income before
 cumulative effect of change
 in accounting for goodwill  (4,081,000)   1,267,000   (3,493,000)    4,586,000

Cumulative effect of change
 in accounting for goodwill,
 net of income taxes of
 $1,558,000                          -             -            -    (2,894,000)

Net (loss) income          $(4,081,000) $  1,267,000  $(3,493,000) $  1,692,000

Basic and diluted
 earnings per share:

  Net income from
   continuing operations  $       0.09  $       0.19  $      0.17  $       0.57

  Net loss from
   discontinued operations$      (0.51) $      (0.06) $     (0.53) $      (0.09)

  Cumulative effect of
   change in accounting
   for goodwill           $          -  $          -  $         -  $      (0.30)

  Net (loss) income       $     (0.42)  $       0.13  $     (0.36) $       0.18

